May 12, 2026

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Ltd
27 First Lok Yang Road
Singapore 629735

        Re: SKK Holdings Ltd
            Registration Statement on Form F-3
            Filed May 05, 2026
            File No. 333-295547
Dear Koon Kiat Sze:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    R. Joilene Wood